Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Financial Results for the First Quarter of 2016

SHANGHAI, China, July 8, 2016 – Acorn International, Inc. (NYSE: ATV) ("Acorn" or the "Company"), today announced its unaudited financial results for the first quarter ended March 31, 2016.

In the first quarter of 2016, Acorn effectively concluded its efforts to reorganize and turn around the business, reducing the cash burn from prior years substantially. Although revenue declined relative to the year ago period, higher gross margin, across the board reductions in operating expenses and gains from the sale of non-core assets resulted in a net profit of $7.4 million and a corresponding increase in cash and equivalents from the end of 2015. During the quarter, the Company recorded a $6.0 million pretax gain from the sale of non-core real estate and a $5.6 million pretax gain on the sale of shares of Yimeng Software Technology Co., Ltd. (“Yimeng”), a publicly-traded company in China.

In the remainder of 2016, Acorn will continue its efforts to stabilize its core business, reduce expenses and generate additional cash flow. Management will focus on growing sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network. As part of its ongoing policy to liquidate non-core assets, Acorn plans to sell certain real estate assets with a carrying amount of approximately $18.1 million and may sell additional shares of Yimeng, as appropriate.

Financial Results for the First Quarter of 2016:

Total net revenues were $7.1 million in the first quarter of 2016, down from $16.3 million in the first quarter of 2015.

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Cost of sales in the first quarter of 2016 was $3.9 million, down from $10.7 million in the first quarter of 2015.

Gross profit in the first quarter of 2016 was $3.1 million, as compared to $5.6 million in the first quarter of 2015. Gross margin was 44% in the first quarter of 2016, up from 34% in the first quarter of 2015.

Other operating income, net was $6.4 million in the first quarter of 2016, primarily related to gains from the sale of non-core real estate assets. This compares to other operating income, net of $0.6 million in the first quarter of 2015.

Total operating income in the first quarter of 2016 was of $0.3 million, compared to total operating expenses of $15.7 million in the first quarter of 2015.

Income from operations was $3.5 million in the first quarter of 2016, as compared to a loss from operations of $10.1 million in the first quarter of 2015.

Share-based compensation was nil in the first quarter of 2016, as compared to $71,333 in the first quarter of 2015.

Other income was $5.7 million in the first quarter of 2016, primarily attributable to gains from sales of Yimeng shares, as compared to other income of $0.3 million in the first quarter of 2015.

Net income was $7.4 million in the first quarter of 2016 as compared to a net loss of $9.8 million in the first quarter of 2015.

As of March 31, 2016, Acorn’s cash and cash equivalents, with restricted cash, totaled $19.6 million, as compared to $12.3 million as of December 31, 2015.

Conference Call

The Company will host a conference call at 8:30 a.m. ET (5:30 a.m. PT), July 8, 2016 to discuss financial results. The dial-in number to participate on this call is (888) 417-8465, passcode 5044778. International callers should dial (719) 325-2464, passcode 5044778. A replay will be available approximately two hours following the conclusion of the conference call through July 15, 2016 and can be accessed by dialing (888) 203-1112 or (719) 457-0820, passcode 5044778.

An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/home/news-and-events/webcasts-and-presentations/.

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About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements and include statements with respect to the Company’s ability to stabilize its core business, to reduce expenses and to generate additional cash flow; the Company’s ability to grow sales of its proprietary-branded products as well as third-party products and brands through e-commerce, its other direct sales platforms as well as its nationwide distribution network; and the Company ability to sell its non-core assets as planned. The Company’s efforts to implement its proposed business plans, reduction of operating expenses or sale of its assets may not succeed as anticipated or at all. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company's ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company's ability to stay abreast of consumer market trends and maintain the Company's reputation and consumer confidence; the Company's ability to execute and maintain a successful market strategy; potential unauthorized use of the Company's intellectual property; potential disruption of the Company's manufacturing processes; increasing competition in China's consumer market; the Company's U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2015 annual report on Form 20-F filed with SEC on May 16, 2016. For a discussion of other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 8 of the Company's Form 20-F for the fiscal year ended December 31, 2015. The Company's actual results of operations for the first quarter of 2016 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

- Financial tables follow -

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ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended March 31
	2015	2016

Net revenues	16,297,200	7,058,240
Cost of revenues	(10,704,402)	(3,924,412)
Gross profit	5,592,798	3,133,828
Operating (expenses) income
Advertising expenses	(2,047,658)	(23,701)
Other selling and marketing expenses	(6,634,566)	(2,687,256)
General and administrative expenses	(7,538,030)	(3,324,574)
Other operating income, net	553,019	6,374,264
Total operating (expenses) income	(15,667,235)	338,733
Income (loss) from operations	(10,074,437)	3,472,561
Other income, net	271,965	5,687,796
Income (loss) before income taxes, and equity in losses of affiliates	(9,802,472)	9,160,357
Income tax expenses	(6,363)	(1,770,013)
Equity in losses of affiliates	-	-
Net income (loss)	(9,808,835)	7,390,344
Net (loss) attributable to noncontrolling interests	(19,272)	(10,463)
Net income (loss) attributable to Acorn International, Inc.	(9,789,563)	7,400,807

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